UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Averion International Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05359M107

(CUSIP Number)

ComVest Investment Partners II, LLC
One North Clematis Street, Suite 300
West Palm Beach, Florida 33401
(561) 868-6074

Copy to:

Alan I. Annex
Greenberg Traurig
200 Park Ave
NY, NY 10166
212-801-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of  9 Pages)

CUSIP No. 05359M107	Page 2 of 9

1	NAMES OF REPORTING PERSONS ComVest Investment Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		323,079,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

323,079,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,079,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 05359M107	Page 3 of 9

1	NAMES OF REPORTING PERSONS ComVest II Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		323,079,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

323,079,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,079,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 05359M107	Page 4 of 9

1	NAMES OF REPORTING PERSONS ComVest Group Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		323,079,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

323,079,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,079,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 05359M107	Page 5 of 9

1	NAMES OF REPORTING PERSONS Michael S. Falk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Untied States of America

	7	SOLE VOTING POWER

NUMBER OF		750,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		323,079,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		750,000 shares

WITH	10	SHARED DISPOSITIVE POWER

323,079,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,829,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 05359M107	Page 6 of 9

1	NAMES OF REPORTING PERSONS Robert L. Priddy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		323,079,235 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

323,079,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,079,235 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 05359M107	Page 7 of 9

     This Amendment No. 5 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Averion International Corp., a Delaware corporation (the “Issuer” or “Averion”), initially filed on November 21, 2005, as amended by Amendment No. 1 thereto filed on January 13, 2006, Amendment No. 2 thereto filed on September 13, 2006, Amendment No. 3 thereto filed on November 8, 2007 and Amendment No. 4 thereto filed on July 2, 2008 (as so amended, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     At the current time, the Reporting Persons as shareholders of the Issuer have approved a privatization transaction the purpose of which is to decrease the number of the Issuer’s registered shareholders to below 300 so that the Issuer may deregister from its reporting obligations under the Exchange Act.  In conjunction with the privatization, the Issuer’s common stock will no longer be quoted on the OTCBB.

As previously reported in the Issuer's Preliminary Information Statement on Schedule 14C and related Schedule 13E-3, filed on September 4, 2009 with the SEC, on August 27, 2009, the Reporting Persons, as shareholders of the Issuer, approved a privatization transaction the purpose of which is to decrease the number of the Issuer’s registered stockholders to below 300 so that the Issuer may deregister from its reporting obligations under the Exchange Act.  Additionally, Michael Falk also approved the privatization transaction on August 27, 2009, voting in his capacity as a director of the Issuer.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b)
     As of October 9, 2009, ComVest Investment Partners II, LLC was the record and beneficial owner of 323,079,235 shares of the Issuer’s Common Stock, representing approximately 50.5% of the Issuer’s issued and outstanding Common Stock.
     As of October 9, 2009, ComVest II Partners, LLC may be deemed to beneficially own 323,079,235 shares of the Issuer’s Common Stock, representing approximately 50.5% of the Issuer’s issued and outstanding Common Stock.
     As of October 9, 2009, ComVest Group Holdings LLC may be deemed to beneficially own 323,079,235 shares of the Issuer’s Common Stock, representing approximately 50.5% of the Issuer’s issued and outstanding Common Stock.
     As of October 9, 2009, Michael S. Falk may be deemed to beneficially own 323,829,235 shares of the Issuer’s issued and outstanding Common Stock (including 750,000 shares he has the right to acquire pursuant to the Option), representing approximately 50.6% of the Issuer’s issued and outstanding Common Stock.
     As of October 9, 2009, Robert L. Priddy may be deemed to beneficially own 323,079,235 shares of the Issuer’s Common Stock, representing approximately 50.5% of the Issuer’s issued and outstanding Common Stock.

CUSIP No. 05359M107	Page 8 of 9

     Messrs. Falk and Priddy, by virtue of their status as managing members of ComVest II Partners, LLC (the managing member of ComVest Investment Partners II, LLC) may be deemed to beneficially own the shares of Common Stock beneficially owned by ComVest Investment Partners II, LLC. However, Messrs. Falk and Priddy disclaim any beneficial ownership of such shares.
     See rows 7-10 of each cover page for information on the power to vote or direct the vote and the power to dispose of or direct the disposition of shares of the Issuer’s Common Stock by the persons named in this Schedule 13D.
(c)
     Except as set forth in Item 3 above, none of the persons named in this Schedule 13D have engaged in any transaction during the past 60 days in any shares of the Issuer’s Common Stock.
(d)
     Not applicable.
(e)
     Not applicable.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of October 9, 2009.

CUSIP No. 05359M107	Page 9 of 9

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2009	ComVest Investment Partners II, LLC By: ComVest II Partners, LLC, Managing Member
	By:	/s/ Cecilio M. Rodriguez
		Name:	Cecilio M. Rodriguez
		Title:	Chief Financial Officer

Dated: October 9, 2009	ComVest II Partners, LLC
	By:	/s/ Cecilio M. Rodriguez
		Name:	Cecilio M. Rodriguez
		Title:	Chief Financial Officer

Dated: October 9, 2009	ComVest Group Holdings LLC
	By:	/s/ Cecilio M. Rodriguez
		Name:	Cecilio M. Rodriguez
		Title:	Chief Financial Officer

Dated: October 9, 2009	/s/ Michael S. Falk
By: Michael S. Falk, individually

Dated: October 9, 2009	/s/ Robert L. Priddy
By: Robert L. Priddy, individually

EXHIBIT 1
JOINT FILING AGREEMENT
     We, the signatories of this Statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: October 9, 2009	ComVest Investment Partners II, LLC By: ComVest II Partners, LLC, Managing Member
	By:	/s/ Cecilio M. Rodriguez
		Name:	Cecilio M. Rodriguez
		Title:	Chief Financial Officer

Dated: October 9, 2009	ComVest II Partners, LLC
	By:	/s/ Cecilio M. Rodriguez
		Name:	Cecilio M. Rodriguez
		Title:	Chief Financial Officer

Dated: October 9, 2009	ComVest Group Holdings LLC
	By:	/s/ Cecilio M. Rodriguez
		Name:	Cecilio M. Rodriguez
		Title:	Chief Financial Officer

Dated: October 9, 2009	/s/ Michael S. Falk
By: Michael S. Falk, individually

Dated: October 9, 2009	/s/ Robert L. Priddy
By: Robert L. Priddy, individually